Exhibit 99.1

Mingteng International Completes Capacity Upgrade, Targeting 50% Increase in Mold Production Capacity

WUXI, China, January 14, 2026 (GLOBE NEWSWIRE) -- Mingteng International Corporation Inc. (the “Company” or “Mingteng International”) (Nasdaq: MTEN), an automotive mold developer and supplier in China, today announced the completion of its relocation to a newly-built production facility in December 2025. This milestone marks a breakthrough in the Company’s capacity expansion strategy, integrating equipment upgrades with an optimized production layout. The strategic relocation is targeting to increase the Company’s mold production capacity by 50% and lay a solid foundation for long-term growth of the Company’s future operations.

Confident in rising market demand, Mingteng International determined that its previous mold production capacity was insufficient to support continued market expansion. Expanding production capacity has therefore been a core strategic priority. The completed capacity upgrade is expected to positively impact both the Company’s market performance and its financial performance metrics.

Doubled Production Space to Support Long-Term Growth

With twice the floor area of the former facility, the new production workshop provides ample space to support ongoing business expansion. Designed with flexibility in mind, the modernized production workshop not only streamlines current production processes but also reserves capacity for future production lines and product portfolio expansion. The consolidated facility integrates comprehensive safety and operational management systems under a unified site structure, meaningfully enhancing overall efficiency.

Upgrade Equipment Deployment Expands Manufacturing Capacity

Mingteng International has implemented a comprehensive upgrade of its manufacturing equipment at the new facility, introducing multiple high-precision Computer Numerical Control (CNC) machining centers, a 50-ton overhead crane, a large-tonnage clamping system for die-casting molds, and advanced electrical discharge machining and wire-cutting equipments. The large-scale deployment of these high-end systems is expected to enhance the Company’s ability to manufacture large and complex die-casting molds, representing a qualitative leap in production capability. The Company believes these upgrades will enable Mingteng International to respond more efficiently to customer demand for high-precision, large-tonnage die-casting molds, further strengthening its competitive position.

Enhanced Corporate Image to Attract Talents and Partnerships

Featuring contemporary architecture, a well-designed layout, and a smart manufacturing system, the new facility represents a comprehensive upgrade to Mingteng International’s corporate image and brand value. In addition to providing an improved working environment for employees, the new facility enhances the Company’s ability to attract technical and management talents. The new factory represents a significant improvement in corporate image, and for many domestic and international enterprises, this improvement serves as a threshold requirement when selecting suppliers, particularly with respect to factory facilities and equipment.

Mr. Yingkai Xu, Chairman and Chief Executive Officer of Mingteng International, commented at the strategic briefing held at the new facility, “This relocation of production base represents a key milestone in our mid- to long-term development strategy. The new facility not only resolves previous capacity constraints but also injects sustained momentum into our growth through intelligent manufacturing upgrades and an enhanced brand presence. We will leverage this transformation to further optimize the lean production management, accelerate breakthroughs in core technologies, deliver greater value to our customers, and generate sustainable returns for our shareholders.

“Looking ahead, we remain committed to an innovation-driven strategy, a quality-first philosophy, and the full utilization of our advanced manufacturing capabilities. We are confident that Mingteng International is entering a new phase of high-quality development as we advance toward our long-term strategic objectives.”

About Mingteng International Corporation Inc.

Based in China, Mingteng International Corporation Inc. is an automotive mold developer and supplier that focuses on molds used in auto parts. The Company provides customers with comprehensive and personalized mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service. With its production plant located in Wuxi, China, the Company aims to build a systematic solution for automobile mold services and create a personalized and integrated “Turnkey Project” for customers. The Company’s main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts. The Company also produces molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobile, construction machinery and other manufacturing industries. For more information, please visit the Company’s website: https://ir.wxmtmj.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports its files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Mingteng International Corporation Inc.
Investor Relations Department
Email: ir@wxmtmj.cn

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com